Cecilia Blye Chief Office of Global Security Risk US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Katie Murray Director of Finance Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 4072 www.rbs.com

February 29, 2016

Dear Ms Blye

National Westminster Bank Plc

Form 20-F for the Fiscal Year ended December 31, 2014

Filed April 30, 2015

File No. 001-09266

Further to your letter to Ross McEwan, Chief Executive of National Westminster Bank Plc (“NatWest”) dated December 17, 2015 commenting on NatWest’s Form 20F for the fiscal year ending December 31, 2014, please find below our responses to your comments.

Questions Raised

In a letter to the staff dated April 29, 2013, you described limited transactions with or financial services provided to residents of, or entities located in, Sudan or Syria. You indicated that limited dealings with residents of, or entities located in, those countries would continue. Recent news reports state that you are among international banks that have frozen accounts of organizations delivering aid in areas including Syria, over fears that the money could end up financing terrorism.

As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements, since your 2013 letter. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Introduction

The Royal Bank of Scotland Group plc (“RBSG”) and its subsidiaries (RBSG and its subsidiaries, together, the “Group”), including NatWest and its subsidiaries, have measures in place designed to ensure compliance with all applicable international sanctions laws and regulations issued by the relevant authorities in the UK, the EU and the United States and by the United Nations, as well as any local laws and regulations applicable to

The Royal Bank of Scotland Group plc

Registered in Scotland No 45551

Registered Office: 36 St Andrew Square,

Edinburgh EH2 2YB

affiliates and branches located in jurisdictions throughout the world. The Group has adopted or may adopt policies that go beyond the requirements of certain applicable laws and regulations in order to ensure a consistent level of compliance globally.

The RBS Sanctions Policy

As discussed below, the Group’s sanctions policy (the “RBS Sanctions Policy”) prohibits business with restricted countries that would violate any regulatory requirements applicable to the relevant member of the Group. Specific compliance requirements in relation to these countries are set forth in the RBS Sanctions Policy. This policy is applicable to every part of the Group’s business, in every part of the world, including to NatWest and its subsidiaries.

Sudan

As outlined in our letter to the Securities and Exchange Commission (the “Commission”) dated April 29, 2013, the RBS Sanctions Policy prohibits trade financing or loan transactions involving Sudan, unless specific approval is received from the Group’s compliance function (the “Financial Crime Team”. In addition, only existing personal customers residing or located in Sudan with non-USD relationships are permitted to engage in such transactions (and only to the extent approved by the Financial Crime Team). This position has not changed since April 29, 2013.

The Group’s policy position on payments connected to Sudan was amended in August 2015. As outlined in our letter dated April 29, 2013, the RBS Sanctions Policy permitted payments involving Sudan provided there was no US element present in the transaction or to the extent such payments were permitted under the relevant US laws and regulations(for example under licence) and not otherwise prohibited by United Nations, UK or EU sanctions laws and regulations, and in each case, subject to approval by the Financial Crime Team. Due to a change in the Group’s risk appetite, and where legally permissible and appropriate, the Group aligned its approach to Sudan-related payments to its approach in the RBS Sanctions Policy in respect of other restricted countries. This change has resulted in an even more restrictive approach to payments connected to Sudan.

NatWest’s exposure to Sudan since 2013 has remained limited and, following the change in policy described above, is expected to reduce further. NatWest does not maintain any correspondent banking relationships with Sudanese banks. NatWest maintains a limited trade finance exposure to Sudan. The Financial Crime Team determined that approval of the transactions giving rise to such exposure was appropriate. NatWest does not have any exposure to any entities that are considered part of, or appear to be owned or controlled by, the Sudanese government. All of NatWest’s activities connected to Sudan are conducted in compliance with all currently applicable UK, EU and US sanctions laws and regulations.

Both from a quantitative and qualitative materiality perspective, NatWest’s transactions with, and financial services provided to, entities located or organized in Sudan and residents of Sudan are insignificant and immaterial in size, number and frequency. For Sudan, the approximate revenue for each of 2013, 2014 and 2015 did not exceed the currency equivalent of USD1m (0.007% of total revenues), period-end assets did not exceed USD5m (0.001% of total assets) and liabilities did not exceed USD10m (0.003% of total liabilities).1

Syria

The RBS Sanctions Policy prohibits any new customer relationships with Syrian residents and entities located or organized in Syria and requires exits from any such existing relationships, except as otherwise approved by the Financial Crime Team. All transactions involving Syria are prohibited, except under exceptional circumstances and where legally permissible and subject to approval by the Financial Crime Team.

NatWest has limited customer and trade exposure towards Syria. NatWest does not maintain correspondent banking relationships with any Syrian banks. In compliance with applicable laws, NatWest holds a de minimis amount of legacy guarantees and trade instruments which are connected to entities that are considered part of, or appear to be owned or controlled by, the Syrian government. Such legacy connections pre-date sanctions against Syria, and NatWest has made considerable efforts to exit and formally cancel these arrangements but has been unable to do so to date. If any payments are required to be made under the legacy guarantees or trade instruments while the beneficiary banks remain the target of sanctions, NatWest intends to make the payments under applicable licence into frozen bank accounts.

Both from a quantitative and qualitative materiality perspective, NatWest’s transactions with or financial services provided to residents of and entities located or organized in Syria (including the legacy guarantees and trade instruments described above) are insignificant and immaterial in size, number and frequency. In each of 2013, 2014 and 2015 approximate revenue from Syria did not exceed the currency equivalent

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1 The percentages indicated in this paragraph represent the highest proportion of revenue, assets and liabilities derived from Sudan as a percentage of total revenues, assets and liabilities over the period comprising fiscal years ended December 31, 2013, 2014 and 2015.

The Royal Bank of Scotland Group plc

Registered in Scotland No 45551

Registered Office: 36 St Andrew Square,

Edinburgh EH2 2YB

USD250,000 (0.002% of total revenues) period-end assets were less than USD5m (0.001% of total assets) and liabilities were less than USD1m (0.0002% of total liabilities). 2

Support of Humanitarian Aid

Despite reports during 2015 suggesting that NatWest along with a number of other UK-based banks had been closing or blocking accounts of charities in connection with concerns about the financing of terrorism, NatWest has not in fact broadly closed or blocked accounts of charity customers for sanctions reasons. NatWest understands the role that financial institutions play in supporting humanitarian effort as well as its obligations under applicable sanctions laws and regulations and the RBS Sanctions Policy. In connection with charities that are known to operate in countries, such as Sudan or Syria, that are subject to sanctions, NatWest carries out significant due diligence to ensure that any potential sanctions risk is identified and appropriately mitigated. This ensures that the activity complies with all laws and regulations and is line with NatWest’s risk appetite and the RBS Sanctions Policy. In certain cases, due to the sanctions risk posed by a particular transaction, NatWest will decline to support such a transaction.

US Dollar Processing Consent Order

In December 2013, RBSG and the Royal Bank of Scotland plc (“RBS”) agreed a settlement with the Board of Governors of the Federal Reserve System (the “Fed”), the New York State Department of Financial Services (“DFS”), and the Office of Foreign Assets Control (“OFAC”) with respect to RBSG and RBS’s historical compliance with US economic sanctions regulations outside the United States. As part of the settlement, RBSG and RBS entered into a consent Cease and Desist Order with the Fed (the “US Dollar Processing Order”), which remains in effect until terminated by the Fed. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS and RBS lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations.

RBSG agreed to create an OFAC compliance program to ensure compliance with OFAC regulations by RBSG’s global business lines outside of the United States (including NatWest), and to adopt, implement, and comply with the program. Prior to and in connection with the US Dollar Processing Order, RBSG has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

One of the requirements RBSG agreed in the US Dollar Processing Order (as part of the OFAC compliance program) was to appoint an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of US dollar payments. RBSG appointed the independent consultant and its report was submitted to the Fed and the UK Financial Conduct Authority on June 14, 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified. Pursuant to the requirements of the US Dollar Processing Order, authorities have requested a second annual review to be conducted by an independent consultant during the course of 2016 and RBSG is currently in discussions to agree the scope and timing of such review. In addition, pursuant to the requirements of the US Dollar Processing Order, RBSG has provided the required written submissions, including quarterly updates to the Fed (with copies to OFAC) in a timely manner, and RBSG continues to participate in a constructive dialogue with such authorities.

Investment risks for security holders

The revenues, assets and liabilities associated with NatWest’s limited and closely controlled contacts with Sudan and Syria are de minimis in light of the bank’s total revenues, assets and liabilities. As a result of strict policies implemented throughout the Group, NatWest’s existing exposure to Sudan and Syria is not expected to increase in coming years. Furthermore, NatWest has no physical presence in Sudan or Syria (branch, subsidiary, affiliate, representative office or otherwise) and it has screening and monitoring tools in place to mitigate business risks related to its existing exposure towards these countries. As noted above, we actively assess the compliance and reputational risks of transactions by charities connected to Sudan and Syria. In connection with the consent order described above, the Group has significantly invested in creating and maintaining an effective OFAC and global compliance program and is closely monitoring its compliance with economic sanctions. As such, we believe that NatWest’s current involvement with Sudan and Syria does not constitute a material concern to potential investors or existing security holders.

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2 The percentages indicated in this paragraph represent the highest proportion of revenue, assets and liabilities derived from Syria as a percentage of total revenues, assets and liabilities over the period comprising fiscal years ended December 31, 2013, 2014 and 2015.

The Royal Bank of Scotland Group plc

Registered in Scotland No 45551

Registered Office: 36 St Andrew Square,

Edinburgh EH2 2YB

We expect that a reasonable investor would consider all of these factors with respect to NatWest’s contacts with Sudan and Syria in making an informed investment decision.

We are aware of, and sensitive to, the sentiments that are expressed in certain legislation which has been adopted by some state legislatures in the United States of America as well as the content of certain universities’ endowment and other investors’ investment policies with respect to issuers’ activities involving Sudan and Syria. We do not believe that the effect or purpose of such state statutes or policies alters our conclusions regarding the level of investment risk arising from NatWest’s current limited contacts in relation to Sudan or Syria.

In connection with responding to the comments of the Commission, we acknowledge that NatWest is responsible for the adequacy and accuracy of the disclosures in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that NatWest cannot assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Katie Murray

Katie Murray

Director of Finance

The Royal Bank of Scotland Group plc

Registered in Scotland No 45551

Registered Office: 36 St Andrew Square,

Edinburgh EH2 2YB